Exhibit 21

Subsidiaries of XL Generation International Inc.

Name	Jurisdiction of Incorporation	Names under which the subsidiary operates
XL Generation Canada Inc.	Quebec, Canada	XL Generation Canada Inc.
XL Generation AG	Switzerland	XL Generation AG